MAX BERUEFFY

Senior Associate Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

October 20, 2009

VIA EDGAR AND E-MAIL

Craig Ruckman

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

ruckmanc@sec.gov

Re:                            Protective Life Insurance Company

Protective Variable Annuity Separate Account

Post-Effective Amendment No. 14 to the

Registration Statement on Form N-4

File Nos. 333-113070 and 811-8108 (ProtectiveValues Advantage)

Dear Mr. Ruckman:

On September 2, 2009, Protective Life Insurance Company (the “Company”) and Protective Variable Annuity Separate Account (the “Separate Account”) filed the above-referenced post-effective amendment pursuant to Rule 485(a) under the Securities Act of 1933 in order to make certain changes to the variable annuity contracts described therein, including adding new subaccounts as investment options under the contracts, closing subaccounts to certain contract holders, and making available new asset allocation portfolios under the contracts.  On behalf of the Company and the Separate Account, we are responding to comments on this filing that the Commission Staff provided by telephone to Elisabeth Bentzinger on October 16, 2009.

The following paragraphs provide the Company’s response to each comment raised by the Staff.  For the Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  I have enclosed pages of the supplement included with the post-effective amendment marked to indicate the changes that we propose to make in response to the Staff’s comments.

1.             Closed Sub-Accounts

Comment:  With respect to the sub-accounts that are closing, please indicate the effect, if any, such closing will have on owners of contracts purchased prior to November 2, 2009.

Response: The supplement has been revised to make clear that if an owner purchased his or her contract before November 2, 2009, the owner may continue to allocate net purchase payments and transfer contract value to the closed sub-accounts.

2.             Model Portfolios

a)             Comment:  Please disclose who compensates Milliman, Inc.

Response: The supplement has been revised to indicate that Milliman, Inc. is compensated by the Company.

b)            Comment:  Please disclose who, if anyone, is providing assistance to contract owners in selecting the model portfolios.

Response: The supplement has been revised to clarify that the owner’s sales representative can help the owner select which model portfolio may be suitable for the owner.

c)             Comment:  Please confirm supplementally that all material information relating to the model portfolios appears in the prospectus, other than the information already provided in the prospectus for the underlying funds corresponding to the sub-accounts within the model.

Response:  The Company confirms that all material information relating to the model portfolios appears in the prospectus supplement.  The only information included in the brochure that is not also provided in the prospectus supplement is a listing of the specific sub-accounts comprising each model portfolio.  The Company does not believe that this information is required to be included in the prospectus, particularly as the composition may change over time for new participants in the model portfolio.

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3.             Model Portfolios and the SecurePay Rider

a)             Comment:  With respect to the third way in which an owner may maintain the SecurePay rider (i.e., “ (3) allocate a portion of your Net Purchase Payments and Contract Value in accordance with one of the three Benefit Allocation Model Portfolios and a portion in accordance with the Allocation by Investment Category guidelines, provided your overall allocation is consistent with the Allocation by Investment Category guidelines”), please clarify whether the two references to “portion” are meant, in the aggregate, to refer to all of the owner’s net purchase payments and contract value.

Response:  The supplement has been revised to indicate that the owner must allocate “a portion” of net purchase payments and contract value in accordance with one of the three model portfolios and “the remaining portion” of net purchase payments and contract value in accordance with the Allocation by Investment Category guidelines.

b)            Comment:  Please make clear that each model portfolio satisfies the Allocation by Investment Category guidelines so that a contract owner can be confident that if he invests in a model portfolio and also invests in other sub-accounts outside of the model portfolio, he will not need to monitor the model portfolio for compliance with the Allocation by Investment Category guidelines.

Response:  The supplement has been revised to clarify that each of the model portfolios (except the Aggressive Growth model) will satisfy the SecurePay rider’s Allocation Guidelines and Restrictions, including the Allocation by Investment Category guidelines, effective November 2, 2009.

c)             Comment:  Please make clear that the prohibited allocation instructions described in the supplement are not all-inclusive under the SecurePay rider.

Response:  The supplement has been revised to refer the owner to the prospectus for a description of other prohibited allocation instructions.

*     *     *     *     *

If you have any questions or would like to discuss our revisions, please let me know.  The Company acknowledges that, with respect to the above-referenced filing:

•                                          Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•                                          the Company, on behalf of the Separate Account, is responsible for the adequacy and accuracy of the disclosure in the filing; and,

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•                                          the Company, on behalf of the Separate Account, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (205) 268-3581 or Elisabeth M. Bentzinger at (202) 383-0717 with any questions or comments concerning this response.  We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Very truly yours,

/s/ Max Berueffy

Max Berueffy

Attachment

cc:                                           Elisabeth Bentzinger

Sutherland Asbill & Brennan

4

Supplement Dated November 2, 2009

To Prospectus Dated May 1, 2009 for
Values Advantage

Issued By
Protective Life Insurance Company
Protective Variable Annuity Separate Account

This Supplement amends certain information contained in your variable annuity product Prospectus. Please read this Supplement carefully and keep it with your Prospectus for future reference.

In order to offer a more diverse selection of Sub-Accounts available under the Protective Variable Annuity Separate Account, Protective Life Insurance Company (“Protective”) is adding new Sub-Accounts in which you may invest, effective November 2, 2009. In addition, certain other Sub-Accounts will not be available in Contracts purchased on or after November 2, 2009.

Protective has also determined to make available to its contractholders at no additional charge four diversified asset allocation portfolios that range from conservative to aggressive. These portfolios are intended to provide a diversified investment portfolio by combining different asset classes to help you reach your investment goal. While diversification may help reduce overall risk, it does not eliminate the risk of losses and it does not protect against losses in a declining market.  Certain of these asset allocation portfolios will satisfy the Allocation Guidelines and Restrictions for the SecurePay rider.

Finally, Protective is making certain changes to the rights of accumulation program and sales charge waivers.

Accordingly, the Prospectus is revised as follows:

New Sub-Accounts

Effective November 2, 2009, the following Sub-Accounts are available for the allocation of Net Purchase Payments and/or transfer of Contract Value:

Franklin Templeton Variable Insurance Products Trust

Franklin Small Cap Value Securities Fund, Class 2.  This Fund seeks long-term total return.*

Goldman Sachs Variable Insurance Trust

Growth Opportunities Fund, Service Class.  This Fund seeks long-term growth of capital.*

Legg Mason Partners Variable Equity Trust

ClearBridge Mid Cap Core Fund, Class II.  This Fund seeks long-term growth of capital.*

ClearBridge Small Cap Growth Fund, Class II.  This Fund seeks long-term growth of capital and invests in small-cap companies which are believed to have favorable growth prospects based on competitive advantage, industry growth rate, strong financials and visionary management, among other factors.*

The Legg Mason Partners Funds are advised by Legg Mason Partners Fund Advisor, LLC, and sub-advised by ClearBridge Advisors, LLC.

Lord Abbett Series Fund, Inc.

All Value Portfolio.  This Fund seeks long-term growth of capital and income without excessive fluctuations in market value.

MFS® Variable Insurance TrustSM

Research Bond Fund, Service Class. This Fund seeks total return with an emphasis on current income, but also considering capital appreciation.*

Value Fund, Class, Service Class.  This Fund seeks capital appreciation.*

PIMCO Variable Insurance Trust

Long-Term US Government Fund, Advisor Class.  This Fund seeks maximum total return, consistent with preservation of capital and prudent investment management.*

Low Duration Fund, Class, Advisor Class.  This Fund seeks maximum total return consistent with preservation capital and prudent investment management.*

Real Return Fund, Advisor Class. This Fund seeks maximum real return, consistent with preservation of real capital and prudent investment management.*

Short-Term Fund, Advisor Class. This Fund seeks maximum current income, consistent with preservation of capital and daily liquidity.*

Total Return Fund, Advisor Class. This Fund seeks maximum total return, consistent with preservation of capital and prudent investment management.*

The PIMCO VIT Funds are advised by Pacific Investment Management Company, LLC, and sub-advised by Research Affiliates, LLC.

Royce Capital Fund

Micro-Cap Fund, Service Class.  This Fund seeks long-term growth of capital.   Invests primarily in equity securities of micro-cap companies with market capitalizations of up to $500 million. *

Small-Cap Fund, Service Class. This Fund seeks long-term growth of capital. Invests primarily in equity securities of small-cap companies, those with market capitalizations between $500 million to $2.5 billion.*

The Royce Capital Funds are advised by Royce & Associates, LLC.

Van Kampen Life Investment Trust

Global Tactical Asset Allocation Fund, Class II.  This Fund seeks capital appreciation over time.  Invests primarily in equity securities and fixed income securities of U.S. and non-U.S. issuers.*

The Universal Institutional Funds, Inc.

Van Kampen’s UIF US Mid Cap Value Fund, Class II.  This Fund seeks above-average total return over a market cycle of three to five years.  Invests primarily in common stocks of companies traded on a U.S. securities exchange with capitalizations generally in the range of companies included in the Russell Midcap® Value Index.*

*     This Sub-Account invests in a class of Fund shares that pays distribution or service fees under Rule 12b-1 of the Investment Company Act of 1940. For more information, please see “Other Information about the Funds” and “Distribution of the Contracts” in your Prospectus, and the prospectus for the Fund.

There is no guarantee that any Fund will meet its investment objectives. Please refer to the prospectus for each of the Funds you are considering for more information. You may obtain a prospectus for any of the Funds by contacting Protective or by asking your investment advisor. You should read the Funds’ prospectuses carefully before making any decision concerning the allocation of Net Purchase Payments or transfers among the Sub-Accounts.

Closed Sub-Accounts

The following 10 Sub-Accounts are not available for the allocation of Net Purchase Payments and/or transfer of Contract Value for Contracts purchased on or after November 2, 2009:

Fidelity VIP Equity-Income Portfolio, Service Class 2

Fidelity VIP Freedom Fund 2015 Maturity, Service Class 2

Fidelity VIP Freedom Fund 2020 Maturity, Service Class 2

Fidelity VIP Growth Portfolio, Service Class 2

Goldman Sachs VIT Structured Small Cap Equity Fund, Service Class

Goldman Sachs VIT Structured U.S. Equity Fund, Service Class

Oppenheimer High Income Fund/VA, Service Shares

Oppenheimer MidCap Fund/VA, Service Shares

Van Kampen LIT Capital Growth Portfolio, Class II

Van Kampen’s UIF International Growth Equity Portfolio, Class II

If you purchased your Contract before November 2, 2009, you may continue to allocate Net Purchase Payments and transfer Contract Value to these Sub-Accounts.

Changes in Fund Expense Range

Because we have added new Sub-Accounts to the Contract, the “Range of Expenses for the Funds” disclosed in your Prospectus has changed.  Effective November 2, 2009, the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract is shown in the following table:

RANGE OF EXPENSES FOR THE FUNDS

	Minimum		Maximum

Total Annual Fund Operating Expenses	0.35%	-	3.25	%*
(total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)

*                 The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds’ advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund’s expenses.

More detail concerning each Fund’s fees and expenses is contained in the prospectus for each Fund.  The Fund expenses used to prepare the table were provided to us by the Funds.  We have not independently verified such information. The expenses shown are based on expenses incurred for the year ended December 31, 2008. Current or future expenses may be higher or lower than those shown.

Changes in Example of Charges

The following Example of Charges replaces the “Example of Charges” section in your Prospectus to reflect the new Range of Fund Expenses.

If you surrender, annuitize*, or remain invested in the Contract at the end of the applicable time period:

1.                                       If you purchased the SecurePay rider with the SecurePay Advantage Benefit selected under the RightTime® option (reflecting the maximum charge):

	1year	3 years	5 years	10 years

Maximum Fund Expenses	1,131	2,254	3,393	6,308
Minimum Fund Expenses	869	1,487	2,151	4,027

2.                                       If you purchased the SecurePay rider with the SecurePay Advantage Benefit selected under the RightTime® option (reflecting the current charge):

	1year	3 years	5 years	10 years

Maximum Fund Expenses	1,071	2,074	3,091	5,694
Minimum Fund Expenses	808	1,300	1,827	3,318

3.                                       If you have not purchased the SecurePay rider:

	1year	3 years	5 years	10 years

Maximum Fund Expenses	973	1,777	2,592	4,679
Minimum Fund Expenses	708	990	1,291	2,144

*  You may not annuitize your Contract within 3 years after we accept a Purchase Payment. For more information, see “ANNUITY PAYMENTS, Annuity Commencement Date, Changing the Annuity Commencement Date” in your Prospectus.  Neither the death benefit fee nor the SecurePay Fee apply after the Annuity Commencement Date.

Changes in Certain Payments We Receive with Regard to the Funds

The chart below shows the maximum 12b-1 fees we and our affiliate, Investment Distributors, Inc. (“IDI”), the principal underwriter for the Contracts, anticipate we will receive, on an annual basis, from the new Funds available in your Contract effective November 2, 2009:

Incoming 12b-1 Fees

Fund	Maximum 12b-1 Fee
Paid to us:
PIMCO Variable Insurance Trust	0.25%
Paid to IDI:
Royce Capital Fund	0.25%
Legg Mason Partners Variable Equity Trust	0.25%

Revised Allocation Guidelines and Restrictions

If you have elected the SecurePay rider, we have revised the Allocation by Investment Category program under the SecurePay Allocation Guidelines and Restrictions to include the new Sub-Accounts and indicate the closed Sub-Accounts.  New Sub-Accounts are identified in bold; closed Sub-Accounts not available in Contracts purchased on or after November 2, 2009 are marked with an asterisk (*).

Allocation by Investment Category

Category 1

Minimum Allocation: 35%

Maximum Allocation: 100%

Fidelity VIP Investment Grade Bond	PIMCO VIT Long-Term US Government
Franklin US Government	PIMCO VIT Low Duration
Lord Abbett Bond Debenture	PIMCO VIT Real Return
MFS Research Bond	PIMCO VIT Short-Term
Oppenheimer Money Fund	PIMCO VIT Total Return
Oppenheimer Strategic Bond	Van Kampen Government

Category 2

Minimum Allocation: 0%

Maximum Allocation: 65%

American Funds Asset Allocation	Lord Abbett America’s Value
Fidelity VIP Freedom Fund 2015*	Lord Abbett Growth and Income
Franklin Income	Lord Abbett Large-Cap
MFS Total Return	MFS Investors Growth
Fidelity VIP Equity Income*	MFS Investors Trust
Fidelity VIP Freedom Funds 2020*	MFS Value
Fidelity VIP Index 500	Mutual Shares
Franklin Rising Dividends	Oppenheimer Main Street
Goldman Sachs Capital Growth	Templeton Global Bond
Goldman Sachs Growth & Income	Van Kampen Comstock
Goldman Sachs Structured US Equity*	Van Kampen Growth and Income
Van Kampen’s UIF Equity & Income

Category 3

Minimum Allocation: 0%

Maximum Allocation: 30%

Fidelity VIP Contrafund	MFS Research
Fidelity VIP Growth*	MFS Utilities
Fidelity VIP Mid Cap	Oppenheimer Capital Appreciation
Franklin Flex Cap Growth	Oppenheimer Global Securities
Franklin Small Cap Value Securities	Oppenheimer High Income*
Franklin Small-Mid Cap Growth	Oppenheimer MidCap*
Goldman Sachs VIT Growth Opportunities	Royce Capital Micro-Cap
Goldman Sachs Strategic Intl. Equity	Royce Capital Small-Cap
Goldman Sachs Structured Small Cap Equity*	Templeton Foreign
Legg Mason ClearBridge Mid Cap Core	Templeton Growth
Legg Mason ClearBridge Small Cap Growth	Van Kampen LIT Mid Cap Growth
Lord Abbett All Value	Van Kampen LIT Capital Growth*
Lord Abbett Growth Opportunities	Van Kampen LIT Global Tactical Asset Allocation
Lord Abbett International	Van Kampen UIF Global Real Estate
Lord Abbett Mid-Cap Value	Van Kampen UIF International Growth Equity*
MFS Growth	Van Kampen UIF US Mid Cap Value
MFS New Discovery

New Asset Allocation Model Portfolios

Effective November 2, 2009, we are also making available at no additional charge four asset allocation models (“Model Portfolios”) as investment options under your Contract.

Each Model Portfolio invests different percentages of Contract Value in some or all of the Sub-Accounts under your Contract, and these Model Portfolios range from conservative to aggressive.  The Model Portfolios are intended to provide a diversified investment portfolio by combining different asset classes to help you reach your investment goal.  Also, while diversification may help reduce overall risk, it does not eliminate the risk of losses and it does not protect against losses in a declining market.  There can be no assurance that any of the Model Portfolios will achieve their investment objective.

Pursuant to an agreement with Protective, Milliman, Inc., a diversified financial services firm and registered investment adviser, determines the composition of the Model Portfolios and is compensated by Protective for doing so.  There is no investment advisory relationship between Milliman and Owners. In the future, Protective may modify or discontinue its arrangement with Milliman, in which case Protective may contract with another firm to provide similar asset allocation models, provide its own asset allocation models, or cease offering asset allocation models.

The available Model Portfolios and the composition of each specific Model Portfolio you select may change from time to time. However, we will not change your existing Contract Value or Purchase Payment allocation or percentages in response to these changes.  If you desire to change your Contract Value or Purchase Payment allocation or percentages to reflect a revised or different Model Portfolio, you must submit new allocation instructions to us in writing.

The following is a brief description of the four Model Portfolios currently available. They are more fully described in a separate brochure. Your sales representative can provide additional information about the Model Portfolios and help you select which Model Portfolio, if any, may be suitable for you. Please talk to him or her if you have additional questions about these Model Portfolios.

Conservative Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 45% in equity and 55% in fixed income investments. The largest of the asset class target allocations are in fixed income, large cap value and mortgages.

Moderate Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 55% in equity and 45% in fixed income investments. The largest asset class target allocations are in fixed income, large cap value, international equity and large cap value.

Growth and Income portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 65% in equity and 35% in fixed income investments. The largest asset class target allocations are in fixed income, international equity, large cap value, and large cap growth.

Aggressive Growth portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 90% in equity and 10% in fixed income investments. The largest asset class target allocations are in international equity, large cap value, large cap growth and mid cap stocks.

The target asset allocations of these Model Portfolios may vary from time to time in response to market conditions and changes in the portfolio holdings of the Funds in the underlying Sub-Accounts.

The Model Portfolios and the SecurePay Rider.  Effective November 2, 2009, each of the Model Portfolios except the Aggressive Growth model will satisfy the SecurePay Rider’s Allocation Guidelines and Restrictions, including the Allocation by Investment Category guidelines (the “Benefit Allocation Model Portfolios”). Therefore, in order to maintain the SecurePay rider, you must:  (1) allocate all of your Net Purchase Payments and Contract Value in accordance with the Allocation by Investment Category guidelines; (2) allocate all of your Net Purchase Payments and Contract Value in accordance with one of the three eligible Benefit Allocation Model Portfolios; or (3) allocate a portion of your Net Purchase Payments and Contract Value in accordance with one of the three Benefit Allocation Model Portfolios and the remaining portion of your Net Purchase Payments and Contract Value in accordance with the Allocation by Investment Category guidelines, provided your overall allocation is consistent with the Allocation by Investment Category guidelines.  You may also allocate your Net Purchase Payments to the dollar cost averaging (“DCA”) Fixed Account(s), provided that transfers from the DCA Fixed Account are allocated to the Sub-Accounts in accordance with the Allocation by Investment Category guidelines described above.

In general, the investment strategies employed by the Benefit Allocation Model Portfolios include all allocations that focus on conservative, high quality bond funds, that combine bond funds and growth stock funds, or that emphasize growth stock funds while including a significant weighting of bond funds.  Each of these allocation models seeks to provide income and/or capital appreciation while avoiding excessive risk.  If you are seeking a more aggressive growth strategy, the Benefit Allocation Model Portfolios are probably not appropriate for you.

If you allocate your Net Purchase Payments and Contract Value in accordance with one of the eligible Benefit Allocation Model Portfolios, we will allocate your Net Purchase Payments and transfers out of the DCA Fixed Accounts, as the case may be, in accordance with the Benefit Allocation Model Portfolio you selected.  If you purchase the SecurePay rider under the RightTimeSM option, we will allocate existing Sub-Account and Fixed Account values to the Benefit Allocation Model Portfolio that you selected.  You may only select one Benefit Allocation Model Portfolio at a time.  You may, however, change your Benefit Allocation Model Portfolio selection provided the new portfolio is one specifically permitted for use with the SecurePay rider.  You may not allocate any portion of your Net Purchase Payments or Contract Value to the Fixed Account (except for the DCA Fixed Account(s)).

We will “re-balance” your Contract Value quarterly, semi-annually, or annually to restore your allocations to the original percentages recommended in your Benefit Allocation Model Portfolio. You may specify the rebalancing period. If you do not specify the period, we will rebalance your Contract Value semi-annually.  Please see “Portfolio Rebalancing” in the SecurePay rider section of your prospectus for more information.

If you instruct us to allocate Net Purchase Payments or Contract Value, or to take withdrawals or partial surrenders, in a manner that is not consistent with the SecurePay Rider’s Allocation Guidelines and Restrictions (a “Prohibited Allocation instruction”), we will terminate your SecurePay rider.  For purposes of allocating your Net Purchase Payments and Contract Value to an eligible Benefit Allocation Model Portfolio, a Prohibited Allocation instruction includes:

(a)          allocating a Purchase Payment to an Allocation Option other than your Benefit Allocation Model; or

(b)         directing a dollar cost averaging transfer to an Allocation Option other than your Benefit Allocation Model; or

(c)          transferring any Contract Value to an Allocation Option other than your Benefit Allocation Model; or

(d)         deducting the proceeds of a withdrawal or partial surrender from an Allocation Option other than your Benefit Allocation Model; or

(e)          terminating the rebalancing of your Contract Value.

This list describes Prohibited Allocation instructions with respect to Benefit Allocation Model Portfolio allocations.  Please see “Allocation Guidelines and Restrictions” in your prospectus for a description of other Prohibited Allocation instructions.

If we terminate your SecurePay rider due to a Prohibited Allocation instruction, you may reinstate the rider subject to certain conditions. See “Reinstating the SecurePay Rider Within 30 Days of Termination” in your prospectus.

We determine in our sole discretion whether a Benefit Allocation Model Portfolio will continue to be available with the SecurePay rider.  We may offer additional Benefit Allocation Model Portfolios or discontinue existing Benefit Allocation Model Portfolios at any time in our sole discretion.  We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under the SecurePay rider.   We will provide you with prior written notice of any changes to the Benefit Allocation Model Portfolios. Please see “Changes to the Allocation Guidelines and Restrictions” in the SecurePay rider section of your prospectus for more information.

Special Note For SecurePay Riders Issued Before May 1, 2009. Effective May 1, 2009, we revised the Allocation Guidelines and Restrictions for the SecurePay rider. Prior to that date, in order to maintain the SecurePay rider, an Owner was required to allocate Net Purchase Payments and Contract Value in accordance with one of several specified asset allocation models developed for Protective by Mesirow Financial (the “Mesirow Model Portfolios”). If you had Contract Value in a Mesirow Model Portfolio on May 1, 2009, your Contract Value and any additional Purchase Payments you submit without allocation instructions will remain allocated in accordance with that Model until you request a change in your Contract allocation (e.g., by submitting a Purchase Payment with new allocation instructions or instructing us to transfer your Contract Value). Once you request a change, however, your new Contract allocation (and any future allocation instructions) must satisfy the Allocation Guidelines and Restrictions by either being invested in accordance with the Allocation by Investment Category guidelines or in accordance with one of the three currently eligible Benefit Allocation Model Portfolios, or both (as described above).  If it does not, we will consider your allocation to be a Prohibited Allocation Instruction and we will terminate your SecurePay rider. Please note that if you are still invested in a Mesirow Model Portfolio and you terminate the rebalancing of your Contract Value, we will consider this to be a Prohibited Allocation Instruction and we will terminate your SecurePay rider.

Changes to the Sales Charge Calculation

As disclosed in your prospectus, the sales charge we deduct from each Purchase Payment you make under your Contract is calculated by multiplying the Purchase Payment by the applicable sales charge percentage.  The sales charge percentage is currently based upon the current Purchase Payment plus the current Contract Value on the date we accept the Purchase Payment.(1)

For Contracts purchased on or after November 9, 2009, we will determine the sales charge percentage based upon the current Purchase Payment plus the greater of:  1) the current Contract Value; or 2) the sum of all previous Purchase Payments less any previous partial surrenders, so long as you submit your Purchase Payment through your broker-dealer representative.  We reserve the right to discontinue determining the sales charge percentage in this manner at any time.

Changes to the Rights of Accumulation Program

Effective November 9, 2009, the rights of accumulation program will not be available for Contracts purchased on or after that date.  This means that if you purchased your Contract on or after November 9, 2009, we will not include certain qualifying mutual funds and Protective Life variable annuities that you own or own as a joint owner along with your Purchase Payment for the purpose of determining your sales charge.

Contracts purchased before November 9, 2009, will continue to be eligible for the rights of accumulation program provided that your broker-dealer representative informs us in writing about the other qualifying mutual funds and/or variable annuities, you submit your Purchase Payment through your broker-dealer representative, and you meet all other requirements described in the prospectus.  This program may be suspended or amended at any time without notice.

Changes to the Waiver of Sales Charges

Effective November 9, 2009, we will no longer waive sales charges for Contracts issued to family members of employees and registered representatives of any member of the selling group.

(1) If you purchased your Contract before May 1, 2005, the sales charge percentage is based upon the current Purchase Payment accepted plus the greater of: 1) aggregate Purchase Payments made under your Contract; or 2) your current Contract Value on the date we accept your Purchase Payment.